UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

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FORM 15

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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

 Commission File Number: 000-55699

AmericaTowne Holdings, Inc.

(Exact name of registrant as specified in its charter)

4700 Homewood Court, Suite 100, Raleigh, North Carolina 27609

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 460

EXPLANATORY NOTE

On June 15, 2018, AmericaTowne Holdings, Inc. (the “Company”) merged with its former parent company, AmericaTowne, Inc., with the intent on trading its shares on the OTC Markets. However, OTC Markets Group has refused to lift the caveat emptor designation on the Company’s trading symbol, making it significantly difficult to trade the Company’s stock on the OTC Markets. The Company’s public reporting obligations are overly burdensome on the Company given that it cannot access the OTC Markets. The Company files this Form 15 to notify its shareholders that it is voluntarily terminating its statutory obligations to file periodic reports pursuant to the Securities Exchange Act of 1934.

Pursuant to the Securities Exchange Act of 1934, AmericaTowne Holdings, Inc., (Commission File No. 000-55699) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 16, 2021	By:	/s/ Alton Perkins
Alton Perkins
Chairman of the Board, Chief Executive Officer,
Chief Financial Officer and Secretary